Filed Pursuant to Rule 253(g)(2)
File No. 024-10504

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 10 DATED MAY 15, 2018
TO THE OFFERING CIRCULAR DATED OCTOBER 16, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated October 16, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on October 20, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Quest RSE LP, LLC

On May 9, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Quest RSE LP, LLC (“RSE Quest Controlled Subsidiary”), in which RSE will have the right to receive a preferred economic return for a purchase price of $9,000,000, which is the initial stated value of our equity interest in the RSE Quest Controlled Subsidiary. The RSE Quest Controlled Subsidiary is expected to use the proceeds to develop a single mixed-use property totaling 333 units and 3,971 SF of commercial located at 910 Quest Parkway, Cedar Park, TX 78613 (the “RSE Quest Property”). The RSE Quest Controlled Subsidiary is anticipating redeeming the RSE Quest Controlled Subsidiary Investment via sale or refinance by May 9, 2021. The RSE Quest Controlled Subsidiary Investment was funded with proceeds from our Offering.

The RSE Quest Controlled Subsidiary is managed by North American Properties (“NAP”). NAP is a vertically integrated real estate firm specializing in development founded in Cincinnati in 1954, with offices in Atlanta, Dallas, and Fort Myers. NAP has completed approximately 169 projects (19,600 units, 22 million SF of commercial space, over $250 million developed) across 15 states.

Pursuant to the agreements governing the RSE Quest Controlled Subsidiary Investment (the “RSE Quest Operative Agreements”), our consent is required for all major decisions regarding the RSE Quest Property. In addition, pursuant to the RSE Quest Operative Agreements, we are entitled to receive a minimum 12.00% per annum accrued economic return on our RSE Quest Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of 2.00% of the RSE Quest Controlled Subsidiary Investment.

The RSE Quest Controlled Subsidiary is expected to redeem our RSE Quest Controlled Subsidiary Investment by May 9, 2021 (the “RSE Quest Redemption Date”). The RSE Quest Controlled Subsidiary has the ability to extend the RSE Quest Redemption Date with two 12-month extensions, subject to certain conditions. In the event that the RSE Quest Controlled Subsidiary Investment is not redeemed by the RSE Quest Redemption Date or is not extended by the RSE Quest Redemption Date, pursuant to the RSE Quest Operative Agreements, we have the right, in our discretion, to force the sale of the RSE Quest Property outright. The RSE Quest Controlled Subsidiary may redeem our RSE Quest Controlled Subsidiary Investment in whole or in part without penalty during the term of the RSE Quest Controlled Subsidiary Investment.

Simultaneous with the RSE Quest Controlled Subsidiary Investment, senior financing was provided through a $29,827,665 senior secured loan from Regions Financial Corporation (the “RSE Quest Senior Loan”). The loan features a 36-month term with a maturity date of May 9, 2021 and 36-months interest-only at a floating rate of 1-month LIBOR + 2.55%. The RSE Quest Senior Loan also features two 12-month extensions. Aggregate with the RSE Quest Senior Loan, the RSE Quest Controlled Subsidiary Investment features an LTC of 84.6%, based on a $45,889,130 construction budget, with approximately $7.0 million of equity junior to the RSE Quest Controlled Subsidiary Investment once fully funded. The combined LTC ratio is the amount of the RSE Quest Senior Loan plus the amount of the RSE Quest Controlled Subsidiary Investment, divided by the total projected construction budget of the RSE Quest Property. LTC, or loan-to-cost ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated construction cost to build the property. We generally use LTC for ground up development properties.

The project is currently underway and expected to be completed in the third quarter of 2020.

The property is located in Cedar Park, TX (part of the Austin MSA) along a busy east-west corridor (West Whitestone Boulevard) and close to the 183A Toll Road. Along West Whitestone and immediately surrounding the property are a mix of retail, office, public, and medical uses. Among the retail in the vicinity are Costco, H.E.B., Target, and Walmart. Baylor Scott & White Cedar Park Clinic and the Cedar Park Regional Medical Center are located to the east and to the west of the property is the newly built Cedar Park Police Department headquarters and the Cedar Park Public Library.